GALENA BIOPHARMA, INC.

2000 Crown Canyon Place, Suite 380

San Ramon, CA 94583

November 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Galena Biopharma, Inc.

Registration Statement on Form S-4, as may be amended from time to time

File No. 333- 220592

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Galena Biopharma, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on November 6, 2017 at 4:30 p.m. Eastern time, or as soon thereafter as practicable.

In connection with the Registration Statement, the Company hereby acknowledges that:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission, or the Staff acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact Keith Pisani of Paul Hastings LLP at (212) 318-6053. The Company respectfully requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Keith Pisani and that such effectiveness also be confirmed in writing.

U.S. Securities and Exchange Commission

November 6, 2017

Very truly yours,

GALENA BIOPHARMA, INC.

By:	/s/ Stephen F. Ghiglieri
Stephen F. Ghiglieri
Interim Chief Executive Officer & Chief Financial Officer

cc:	Keith D. Pisani, Esq.

Paul Hastings LLP